FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-130289

EUROPEAN INVESTMENT BANK
UP TO A$750,000,000 ZERO COUPON NOTES DUE 2021
SUPPLEMENTAL CURRENCY CONVERSION AND UNITED STATES TAXATION DISCLOSURE
DATE: MARCH 1, 2006

A prospectus accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov/Archives/edgar/data/33745/000095015705000723/form-sb.htm.

CURRENCY CONVERSIONS

Investors who hold beneficial interests in the Notes, directly or indirectly, through The Depository Trust Company (“DTC”) will be paid in U.S. dollars converted from such payments in Australian dollars by the Fiscal Agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in Australian dollars outside DTC. All costs of conversion, if any, will be borne by holders of beneficial interests in the fully registered global certificate (the “DTC Global Note”) receiving U.S. dollar payments by deduction from those payments. The U.S. dollar amount of any payment of principal to be received by such a registered holder not electing to receive payments in Australian dollars, as the case may be, will be based on the Fiscal Agent’s bid quotation, at or prior to 11:00 a.m., New York time, on the second New York Business Day (as defined below) preceding the applicable payment date, for the purchase of U.S. dollars with Australian dollars, for settlement on such payment date. If this bid quotation is not available, all such payments will be made in Australian dollars outside DTC. As long as Notes continue to be represented by the DTC Global Note, Australian dollars converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC Participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the DTC Global Note may receive payment in respect of principal of the Notes in Australian dollars, by notifying the DTC Participant through which its beneficial interest in the DTC Global Note is held on the tenth calendar day before the maturity date of (i) such investor’s election to receive such payment in Australian dollars and (ii) wire transfer instructions to an account entitled to receive the relevant payment. The DTC Participant must notify DTC of such election and wire transfer instructions on or prior to the eighth day prior to the payment of principal. DTC will notify the Fiscal Agent of such election and wire transfer instructions on or prior to the sixth day prior to the payment of principal. If complete instructions are received by the DTC Participant and forwarded by the DTC Participant to DTC and by DTC to the Fiscal Agent on or prior to such dates, the investor will receive payment in Australian dollars, outside DTC; otherwise only U.S. dollar payments will be made by the Fiscal Agent to holders of beneficial interests in the DTC Global Note. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

A “New York Business Day” means a day all banking institutions are not authorized or obligated by law or executive order to be closed in The City of New York.

UNITED STATES TAXATION

General

This section summarizes the material U.S. tax consequences to holders of Notes. It represents the views of our counsel, Cravath, Swaine & Moore LLP. However, the discussion is limited in the following ways:

•	The discussion covers you only if you buy your Notes in the initial offering at the initial offering price to the public.

•
The discussion does not cover you if you are a U.S. Holder (as defined below) and your functional currency is not the U.S. dollar, if you do not hold your Notes as a capital asset (that is, for investment purposes), or if you have a special tax status.

•
The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of Notes. We suggest that you consult your tax advisor about the consequences of holding Notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the Notes.
•	The discussion does not cover state, local or foreign law.
•	We have not requested a ruling from the IRS on the tax consequences of owning the Notes. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying Notes, we suggest that you consult your tax advisor about the tax consequences of holding the Notes in your particular situation. In addition, with respect to each issue of Notes, the following discussion will be supplemented and/or replaced by the description of the material United States federal income tax consequences set forth in the applicable prospectus supplement.

Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;
•	a corporation, or entity taxable as a corporation, that was created under U.S. law (federal or state); or
•	an estate or trust whose world-wide income is subject to U.S. federal income tax.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding Notes, we suggest that you consult your tax advisor.

Original Issue Discount

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Since the Notes will be issued at a discount from the amount payable at maturity, such Notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. The amount of OID on the Notes is an amount equal to the difference between their “stated redemption price at maturity” and their “issue price”. The “issue price” of the Notes will be the first price at which a substantial amount of the Notes are sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). The “stated redemption price at maturity” of the Notes is the amount payable at maturity. You generally must include OID in gross income on a constant yield method in advance of the receipt of cash attributable to that income, regardless of your regular method of accounting. However, you generally will not be required to include again in income cash payments received in respect of previously accrued OID.

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The amount of OID includible in gross income by a U.S. Holder of a Note is the sum of the “daily portions” of OID with respect to the Note for each day during the taxable year or portion of the taxable year in which such U.S. Holder held such Note (“accrued OID”).

The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year. The accruals of OID on a Note will generally be less in the early years and more in the later years. Your tax basis in the Note is initially your cost. It increases by any OID you report as income.

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OID accruing on the Notes will be calculated in Australian dollars and translated into U.S. dollars at the end of each accrual period (or, if that period spans two taxable years, at the end of the relevant taxable year). In determining the value of the Australian dollar-denominated OID for this purpose, you may use the average foreign currency exchange rate during the relevant accrual period (or, if that period spans two taxable years, during the portion of the accrual period in the relevant taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by you. For purposes of this discussion, “spot rate” generally means a currency exchange rate that reflects a market exchange rate available to the public for Australian dollars. If you do not wish to accrue OID using the average exchange rate, certain alternative elections may be available.

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Amounts accrued as OID will be income from sources outside the United States for foreign tax credit limitation purposes. Under the foreign tax credit rules, OID accrued in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while OID accrued in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

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Your tax basis in the Australian dollars you receive in respect of accrued OID will be the aggregate amount reported by you as income with respect to such OID. If you receive Australian dollars in respect of accrued OID and subsequently sell those Australian dollars, or if you are considered to receive Australian dollars and those Australian dollars are considered to be sold for U.S. dollars on your behalf, additional tax consequences will apply as described in “Sale of Australian dollars”.

Sale or Retirement of Notes

On the sale or retirement of your Notes:

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If you receive the principal payment on your Notes in the form of U.S. dollars, you will be considered to have received the principal in the form of Australian dollars and to have sold those Australian dollars for U.S. dollars.

•	Any amount you receive will first be considered to be a payment of accrued OID to the extent thereof, and thereafter a payment of principal.
•
You will have taxable gain or loss equal to the difference between the amount received or deemed received by you and your tax basis in the Notes. If you receive (or are considered to receive) Australian dollars, those Australian dollars are valued for this purpose at the spot rate of the Australian dollars. Your tax basis in the Notes is the U.S. dollar value of the Australian dollars amount paid for the Notes, determined on the date of purchase, increased by the U.S. dollar amount accrued as OID through the date of sale or retirement of the Notes.

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Any such gain or loss (except to the extent attributable to foreign currency gain or loss) will be capital gain or loss, generally will be income or loss from sources within the United States, and will be long term capital gain or loss if you held the Notes for more than one year.

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Any foreign currency gain or loss that you realize on either the OID or the principal on the Notes (limited as provided below) will be taxable as ordinary income or loss from sources within the U.S. The gain or loss on the OID is equal to the difference between (a) the amount of Australian dollar-denominated OID accrued in each accrual period, as translated into U.S. dollars using the spot rate on the date of receipt, and (b) the U.S. dollar amount previously included in income with respect to such accruals. The gain or loss on the principal is equal to the difference between (a) the U.S. dollar value of the Australian dollars paid for the Notes, based on the spot rate at the time you dispose of the Notes, and (b) the U.S. dollar value of the Australian dollars paid for the Notes, based on the spot rate at the time you acquired the Notes. However, the sum of any such foreign currency gain or loss will be recognized by you only to the extent you have gain or loss, respectively, on the overall sale or retirement of the Notes.

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Your tax basis in the Australian dollars you receive (or are considered to receive) on sale or retirement of the Notes will be the value of Australian dollars reported by you as received on the sale or retirement of the Notes. If you receive Australian dollars on retirement of the Notes and subsequently sell those Australian dollars, or if you are considered to receive Australian dollars on retirement of the Notes and those Australian dollars are considered to be sold for U.S. dollars on your behalf, or if you sell the Notes for Australian dollars and subsequently sell those Australian dollars, additional tax consequences will apply as described in “Sale of Australian dollars”.

Sale of Australian dollars

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If you receive (or are considered to receive) Australian dollars upon maturity of a Note, and you later sell (or are considered to sell) those Australian dollars for U.S. dollars, you will have taxable gain or loss equal to the difference between the amount of U.S. dollars received and your tax basis in the Australian dollars. In addition, when you purchase a Note in Australian dollars, you will have taxable gain or loss if your tax basis in the Australian dollars is different from the U.S. dollar value of the Australian dollars on the date of purchase. Any such gain or loss is foreign currency gain or loss taxable as ordinary income or loss and generally will be income  or loss from sources within the United States.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

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Assuming you hold your Notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning OID and retirement proceeds on your Notes, unless an exemption applies.

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Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number for its use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

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If you are subject to these requirements but do not comply, the intermediary must withhold at a rate that is not generally in excess of 28% of all amounts payable to you on the Notes (including principal payments). If the intermediary withholds payments, you may use the withheld amount as a credit against your federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organisations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder. A “Non-U.S. Holder” is:

•	an individual that is a nonresident alien;

•	a corporation or entity taxable as a corporation for U.S. federal income tax purposes organised or created under non-U.S. law; or
•	an estate or trust that is not taxable in the U.S. on its worldwide income.
Withholding Taxes

The payment of principal at maturity will not be subject to U.S. withholding taxes.

Income Taxes

Generally, you will not be subject to U.S. federal income tax on accrual of OID on the Notes or on any gain or loss from a sale or disposition of the Notes. You will, however, be subject to U.S. federal income tax on such OID accruals and gains or losses:

•	if you conduct a United States trade or business through an office or fixed place of business in the United States to which the OID accrual or sale is attributable; or
•	if you are an individual, you are present in the United States 183 days during the year in which you dispose of a Note and certain other conditions are met.
In addition, if you are a corporation, you may be subject to “branch profits tax” on your earnings that are effectively connected with your U.S. trade or business (including earnings from the Notes).

Estate Taxes

If you are an individual, your Notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at your death, payments on the Notes were not connected to a trade or business that you were conducting in the U.S.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

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The principal payment you receive will be automatically exempt from the usual rules if you provide the appropriate tax certifications. The exemption does not apply if the recipient of the applicable certification knows or has reason to know it is false. In addition, OID accruals may be reported to the IRS on Form 1042-S.

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Sale proceeds you receive on a sale of your Notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup reporting may apply if you use the U.S. office of a broker, and information reporting (but not generally backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-263-5292.